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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                  Danielson Holding Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Stock, Par Value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  236274106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Marc D. Hauser
                  Equity Group Investments, L.L.C.
                  2 North Riverside Plaza, Suite 600
                  Chicago, Illinois 60606
                  312-466-3281
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                  June 16, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 236274106               13D/A                     Page 2 of 10 Pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.   FEIN 36-4150443
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a)  [X]
   (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Delaware
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               7. Sole Voting Power
 NUMBER OF                 0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  11,796,442
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           11,796,442
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
11,796,442
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
16.2% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1) Calculated based on 72,772,276 shares of Common Stock outstanding as of June 9, 2004, based upon information provided to the Reporting Persons by the Issuer.

CUSIP No. 236274106               13D/A                     Page 3 of 10 Pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

Equity Group Investments, L.L.C.   FEIN 36-4195324
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a)  [X]
   (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7. Sole Voting Power
 NUMBER OF                 0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  129,166
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           129,166
--------------------------------------------------------------------------------
11.Aggregate Amount Beneficially Owned by Each Reporting Person
129,166
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
0.2% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1) Calculated based on 72,772,276 shares of Common Stock outstanding as of June 9, 2004, based upon information provided to the Reporting Persons by the Issuer.

CUSIP No. 236274106               13D/A                     Page 4 of 10 Pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, L.L.C.   FEIN 36-6934216
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a)  [X]
   (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Illinois
--------------------------------------------------------------------------------
               7. Sole Voting Power
 NUMBER OF                 0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  11,925,608
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           11,925,608
--------------------------------------------------------------------------------
11.Aggregate Amount Beneficially Owned by Each Reporting Person
11,925,608
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
16.4% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1) Calculated based on 72,772,276 shares of Common Stock outstanding as of June 9, 2004, based upon information provided to the Reporting Persons by the Issuer.

CUSIP No. 236274106               13D/A                     Page 5 of 10 Pages

This Amendment No. 5 to Schedule 13D relates to the common stock, par value $0.10 per share ("Common Stock"), of Danielson Holding Corporation, a Delaware corporation (the "Issuer"). Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended to read in their entirety as follows:

ITEM 2. Identity and Background

(a-c) and (f) This Statement is being filed by SZ Investments, L.L.C., a Delaware limited liability company ("SZI"), Equity Group Investments, L.L.C., a Delaware limited liability company ("EGI"), and Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust"; together with SZI and EGI, the "Reporting Persons").

The managing member of SZI is Zell General Partnership, Inc., an Illinois corporation ("ZGP"). The managing member of EGI is Alpha/ZFT Partnership, an Illinois general partnership ("Alpha/ZFT"). Each of SZI, ZGP and Alpha/ZFT are owned by various trusts for the benefit of Samuel Zell and his family. The trustee of each of these trusts is Chai Trust.

The executive officers and directors of SZI and EGI are as follows:

-Samuel Zell - President of SZI; Chairman of the Board of EGI
-Donald J. Liebentritt - Vice President of SZI; President of EGI
-William C. Pate - Vice President of SZI; Managing Director of EGI
-Philip G. Tinkler - Treasurer of SZI; Vice President and Treasurer of EGI

The officers and directors of Chai Trust are as follows:

-Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 181 North Carmelina Avenue, Los Angeles, California 90049.
-Kellie Zell is a Director of Chai Trust and also works as a homemaker.
-Donald J. Liebentritt is the President and a Director of Chai Trust.
-Leah Zell Wanger is a Director of Chai Trust. Ms. Wanger also co-owns and co-manages Wanger Asset Management, the registered advisor for the Acorn Mutual Funds, whose business address is 227 West Monroe Street, Suite 300, Chicago, Illinois 60603.
-JoAnn Zell Gillis is a Director of Chai Trust. Mrs. Zell Gillis is a physician. -Matthew Zell is a Director of Chai Trust. Mr. Zell is a Manager of EGI.
-Robert M. Levin is a Senior Trust Officer of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.
-James Bunegar is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI.

The principal business of the Reporting Persons, ZGP and Alpha/ZFT is general investments.

The business address of each of the Reporting Persons, ZGP, Alpha/ZFT, William Pate, Philip Tinkler, Kellie Zell, Donald Liebentritt, JoAnn Zell Gillis, Matthew Zell and James Bunegar is Two North Riverside Plaza, Chicago, Illinois 60606.

All of the executive officers and directors of each Reporting Person, ZGP and Alpha/ZFT are United States citizens.

(d) and (e) No Reporting Person nor, to the best knowledge of such Reporting Persons, any of the other persons listed in Item 2 hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 236274106               13D/A                     Page 6 of 10 Pages

ITEM 3. Source and Amount of Funds or Other Consideration

Initial Investment

On August 12, 1999 (the "Closing Date"), pursuant to the Stock Purchase and Sale Agreement described in Item 4 below, SZI acquired from the Issuer: (i) 2,000,000 newly issued shares of Common Stock (the "Initial Shares") and (ii) a warrant to purchase an additional 2,000,000 shares of Common Stock (the "Warrant"). The aggregate amount of funds used in acquiring the Initial Shares and the Warrant was $9,000,000. All funds used in acquiring the Initial Shares and the Warrant were obtained from the working capital of SZI.

In connection with the Issuer's acquisition of American Commercial Lines LLC ("ACL") and the recapitalization of ACL, the Issuer announced that it would conduct a rights offering to be issued pro rata to all holders of the Issuer's Common Stock to purchase newly-issued shares of Common Stock in the aggregate amount of $42 million ("ACL Rights Offering"). SZI agreed with the Issuer pursuant to a binding Term Sheet ("Term Sheet") to exercise the Warrant and purchase up to 4.0 million shares of Common Stock offered in the ACL Rights
Offering which were not otherwise subscribed for. On May 29, 2002, the Issuer closed the ACL Rights Offering. In accordance with the terms of the ACL Rights Offering, SZI purchased 1,560,174 shares of Common Stock at a purchase price of $5.00 per share (the "ACL Rights Offering Shares"), and, pursuant to its obligations under the Term Sheet, exercised its outstanding Warrant to purchase 1,900,437 shares of Common Stock at a purchase price of $4.74 per share (the "Warrant Shares"). All funds used to purchase the ACL Rights Offering Shares and the Warrant Shares came from the working capital of SZI.

Covanta Investment

On December 2, 2003, the Issuer entered into a Note Purchase Agreement (the "Note Purchase Agreement") among the Issuer, SZI, D.E. Shaw Laminar Portfolios, L.L.C. ("Laminar") and Third Avenue Value Fund Series ("Third Avenue"), pursuant to which each of SZI, Laminar and Third Avenue, severally and not jointly, provided the Issuer with a bridge loan in the aggregate principal amount of $40,000,000 (the "Bridge Loan") and the Issuer issued (i) shares of its Common Stock to each of SZI, Laminar and Third Avenue, which represented consideration for SZI, Laminar and Third Avenue having provided the Bridge Loan, of which 1,280,213 shares were issued to SZI (SZI's shares referred to as the "Fee Shares"), and (ii) convertible notes, which were convertible into Common Stock in the event that sufficient shares were not purchased in the Covanta Rights Offering (defined in Item 4 below), in an aggregate principal amount of $40,000,000 to SZI, Laminar and Third Avenue, including $10,000,000 to SZI (SZI's notes referred to as the "Note") and were issued in consideration for the Bridge Loan. The Issuer used the proceeds of the Bridge Loan to purchase the equity of Covanta Energy Corporation ("Covanta") pursuant to a reorganization plan under Chapter 11 proceedings in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). The investment by SZI described in this paragraph is referred to as the "Covanta Investment." The Issuer repaid the Bridge Loan in full on June 11, 2004. All funds used in making SZI's portion of the Bridge Loan were obtained from the working capital of SZI.


ITEM 4. Purpose of the Transaction

Initial Investment

The acquisition of the Initial Shares and the Warrant was effected for the purpose of investing in the Issuer and to provide funds with which the Issuer may from time to time fund business acquisitions.

The Issuer entered into a Stock Purchase and Sale Agreement dated as of April 14, 1999 (the "Stock Purchase Agreement") with Samstock, L.L.C., a wholly-owned subsidiary of SZI ("Samstock"). The Stock Purchase Agreement was amended by
Amendment No. 1, Assignment and Consent to Assignment of Stock Purchase Agreement, dated May 7, 1999 by and among Samstock, the Issuer and SZI (the "Amendment") pursuant to which the rights and obligations of Samstock under the Purchase Agreement were assigned to and assumed by SZI. On the Closing Date, SZI acquired the Initial Shares and the Warrant pursuant to the Stock Purchase Agreement, as amended.

In connection with the acquisition of the Initial Shares and the Warrant, the Issuer granted to SZI certain registration rights, which rights are now memorialized in a Registration Rights Agreement dated as of November 8, 2002 and made by and between the Issuer and SZI (the "Registration Rights Agreement").

CUSIP No. 236274106               13D/A                     Page 7 of 10 Pages

Pursuant to the terms of the Registration Rights Agreement, SZI (or its designee) may make up to two requests that the Issuer file a shelf registration statement covering the resale of the Common Stock held from time to time by SZI, subject to certain limitations. In addition, SZI has piggyback registration rights in connection with a public offering of Common Stock by the Issuer solely for cash.

The purpose of the transactions contemplated under the Term Sheet was to assist the Issuer in satisfying its cash contribution obligations in connection with the acquisition and recapitalization of ACL. On May 29, 2002, the Issuer closed the ACL Rights Offering. Pursuant to its obligations under the Term Sheet and in accordance with the terms of the ACL Rights Offering, SZI purchased 1,560,174 shares of Common Stock under the ACL Rights Offering and exercised its outstanding Warrant to purchase 1,900,437 shares of Common Stock.

Covanta Investment

The acquisition of the Fee Shares and the Notes were effected for the purpose of investing in the Issuer and to provide funds with which the Issuer used to purchase Covanta.

Following the Bankruptcy Court's approval of the plan of reorganization and after closing of the acquisition of Covanta, the Issuer subsequently initiated a pro rata rights offering to all stockholders (the "Covanta Rights Offering"). During the Covanta Rights Offering, each of Laminar, SZI and Third Avenue acquired additional shares of the Issuer's Common Stock pursuant to the Note Purchase Agreement. The Issuer used the proceeds of the Covanta Rights Offering to repay the convertible notes and for general working capital purposes. In connection with the Covanta Rights Offering and pursuant to the Note Purchase
Agreement, SZI acquired an additional 5,055,618 shares of Common Stock at a price of $1.53 per share, for total consideration of $7,735,095,54.

In connection with the Note Purchase Agreement, the Issuer granted SZI, Laminar and Third Avenue certain registration rights, which rights are memorialized in a Registration Rights Agreement dated as of December 2, 2003 and made by and among the Issuer, SZI, Laminar and Third Avenue.

The summaries contained in this Schedule 13D of certain provisions of each of the Stock Purchase Agreement, Amendment, Term Sheet, Registration Rights
Agreement, the Note Purchase Agreement and the Covanta Registration Rights Agreement are not intended to be complete and are qualified in their entirety by reference to each respective agreement attached as Exhibits to Schedule 13D and incorporated herein by reference.

Like all holders of 5% or more of Issuer's Common Stock, SZI will be subject to restrictions contained in Issuer's Certificate of Incorporation, which limits stock transfers by 5% or greater shareholders and prohibits parties from acquiring 5% or more of Issuer's Common Stock without the Issuer's consent. Subject to the restrictions contained in Issuer's Certificate of Incorporation, SZI intends to continue to review its investment in the Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or may determine to sell through the open market or otherwise, in each case, subject to the limitations of the Stock Purchase Agreement, as amended.

On December 11, 2001, the Issuer issued to EGI a Stock Option Agreement as consideration for certain services performed for the benefit of Issuer by EGI (the "EGI Option"). Pursuant to the terms of the EGI Option, EGI holds the right to purchase 155,000 shares of Common Stock at a price of $3.37 per share of Common Stock. 77,500 of such shares of Common Stock vested and became exercisable on June 11, 2002; 25,833 of such shares vested and became exercisable on December 11, 2002; 25,833 of such shares vested and became exercisable on December 11, 2003; and 25,834 of such shares vest and become exercisable on December 11, 2004. The right to purchase expires on December 11, 2011.

Except as stated above, none of the Reporting Persons nor, to the best knowledge of any Reporting Person, any of ZGP, Alpha/ZFT or the persons listed in Item 2 hereto, has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

CUSIP No. 236274106               13D/A                     Page 8 of 10 Pages

ITEM 5. Interest in Securities of the Issuer

(a) and (b) To the best knowledge of the Reporting Persons, based upon information provided to the Reporting Persons by the Issuer, there were 72,772,276 shares of Common Stock outstanding as of June 9, 2004. Based upon the foregoing, (i) the 11,796,442 shares of Common Stock beneficially owned by SZI represent approximately 16.2% of the issued and outstanding Common Stock; (ii) the 129,166 shares of Common Stock beneficially owned by EGI represent approximately 0.2% of the issued and outstanding Common Stock; and (iii) the 11,925,608 shares of Common Stock beneficially owned by Chai Trust represent approximately 16.4% of the issued and outstanding Common Stock.

SZI and EGI each currently shares the power to vote or to direct the vote of all shares of Issuer's Common Stock owned by it with Chai Trust.

SZI disclaims beneficial ownership of any securities of Issuer beneficially owned by Laminar or Third Avenue.

Except as set forth below, as of the date hereof, no Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 hereof, owns any shares of Common Stock other than the shares owned by the Reporting Persons. Donald Liebentritt owns 100,000 shares of Common Stock, with respect to which Mr. Liebentritt has sole power to vote and to dispose of such shares. William Pate owns 161,042 shares of Common Stock, with respect to which Mr. Pate has sole power to vote and dispose of such shares. Philip Tinkler owns 25,604 shares of Common Stock, with respect to which Mr. Tinkler has sole power to vote and dispose of such shares. Samuel Zell owns no shares of Common Stock directly, but may be deemed to have shared indirect beneficial ownership of an aggregate amount of 11,809,518 shares of Common Stock with SZI and Helen Zell Revocable Trust, an Illinois trust, and the EGI Option to purchase 129,166 shares of Common Stock, with respect to each of which Mr. Zell may be deemed to have shared indirect power to vote and to dispose of such shares.

An affiliate of each of the Reporting Persons owns approximately 40% of the 11.25% Senior Notes and 12% pay-in-kind Senior Subordinated Notes of ACL.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d) No person other than EGI and SZI has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by EGI and SZI, respectively.

(e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Except for the matters described herein, no Reporting Person nor, to the best knowledge of any Reporting Person, any of the other persons listed in Item 2 hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

CUSIP No. 236274106               13D/A                     Page 9 of 10 Pages


ITEM 7.  Material to be Filed as Exhibits.

     Exhibit 1 Stock Purchase and Sale Agreement (incorporated by reference to Exhibit 10.1 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on
                          August 13, 1999)

     Exhibit 2 Amendment No. 1, Assignment and Consent to Assignment of Stock Purchase Agreement (incorporated by reference to Exhibit 10.2 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on August 13, 1999)

     Exhibit 3            Warrant*

     Exhibit 4 Summary of Terms of Standby Commitment of Rights Offering between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of March 21, 2002**

     Exhibit 5            Intentionally omitted

     Exhibit 6 Amended and Restated Summary of Terms of Standby Commitment of Rights Offering between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of April 17, 2002***

     Exhibit 7 Registration Rights Agreement between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of November 8, 2002****

     Exhibit 8 Note Purchase Agreement among Danielson Holding Corporation, SZ Investments, L.L.C., D.E. Shaw Laminar Portfolios, L.L.C. and Third Avenue
                          Value Fund Series, dated as of December 2, 2003*****

     Exhibit 9 Registration Rights Agreement among Danielson Holding Corporation, SZ Investments, L.L.C., D.E. Shaw Laminar Portfolios, L.L.C. and Third Avenue
                          Value Fund Series, dated as of December 2, 2003*****


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* Filed on August 12, 1999 on Schedule 13D
** Filed on March 21, 2002 and April 1, 2002 on Schedule 13D/A (Amendment No. 1) *** Filed on May 29, 2002 on Schedule 13D/A (Amendment No. 2)
**** Filed on November 8, 2002 on Schedule 13D/A (Amendment No. 3)
***** Filed on December 5, 2003 on Schedule 13D/A (Amendment No. 4)

CUSIP No. 236274106               13D/A                     Page 10 of 10 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: June 16, 2004


SZ INVESTMENTS, L.L.C.

By: /s/ DONALD J. LIEBENTRITT
-------------------------------------
Name: Donald J. Liebentritt
Title: Vice President

EQUITY GROUP INVESTMENTS, L.L.C.

By: /s/ DONALD J. LIEBENTRITT
-------------------------------------
Name: Donald J. Liebentritt
Title: President

CHAI TRUST COMPANY, L.L.C.

By: /s/ DONALD J. LIEBENTRITT
-------------------------------------
Name: Donald J. Liebentritt
Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)